Exhibit 99.3

FANGDD NETWORK GROUP LTD.

An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: DUO)

_____________________________________________________________________________________________

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 11, 2024
(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors (the “Board”) of Fangdd Network Group Ltd. (the “Company”) of proxies from the holders of the issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.0000001 per share, of the Company (collectively, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China on July 11, 2024 at 10:00 am (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “EGM Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on June 6, 2024, Beijing time are entitled to receive notice of, attend and vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, on a show of hands, every shareholder present in person or by proxy shall each have one vote and on a poll, each Class A ordinary share shall entitle the holder thereof to one vote, each Class B ordinary share shall entitle the holder thereof to ten votes, and each Class C ordinary share shall entitle the holder thereof to 10,000 votes. Voting by holders of Ordinary Shares at the EGM will be by a show of hands unless the chairman of the meeting or any shareholder holding not less than 10% of the votes attaching to all shares present in person or by proxy demands that a poll be taken.

The quorum of the EGM is at least one or more holders of Ordinary Shares holding shares which carry in aggregate not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative at the time when the EGM proceeds to business.

This Form of Proxy is available to shareholders beginning on June 3, 2024. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Any proxy given by a holder of Ordinary Shares may be revoked by the person giving it at any time before its use by:

•        holders of Ordinary Shares registered on our register of members by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by email to ir@fangdd.com, or by mail or hand to Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China pursuant to the instructions above, which should be received by 10:00 a.m., Beijing time, on July 9, 2024; and

•        attending the EGM and voting in person for holders of Ordinary Shares registered on our register of members.

To be valid, this Form of Proxy must be completed, signed and returned to the Company at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM or any adjourned or postponed meeting.

FANGDD NETWORK GROUP LTD.
An exempted company with limited liability incorporated in the Cayman Islands
(Nasdaq: DUO)

_____________________________________________________________________________________________

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China on July 11, 2024 at 10:00 am (Beijing time)
(or any adjournment(s) or postponement(s) thereof)

I/We                         of                                      , the undersigned, being the registered holder(s) of            Class A ordinary shares(Note 1), par value US$0.0000001 per share, of Fangdd Network Group Ltd. (the “Company”),              Class B ordinary shares(Note 1), par value US$0.0000001 per share, and             Class C ordinary shares(Note 1), par value US$0.0000001 per share, of the Company, hereby appoint the Chairman of the Extraordinary General Meeting (the “EGM”)(Note 2) or              of              as my/our proxy to attend and act for me/us at the EGM (or at any adjournment(s) or postponement(s) thereof), and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)

AS AN ORDINARY RESOLUTION,

THAT immediately after the termination of the deposit agreement, dated October 31, 2019, among the Company, The Bank of New York Mellon and owners and holders of the Company’s American depositary shares, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 5,625 (five thousand six hundred and twenty-five) ordinary shares of a par value of US$0.0000001 each be consolidated into 1 (one) ordinary share of a par value US$0.0005625 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will be US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares of a par value of US$0.0005625 each (the “Class A ordinary shares”), (ii) 87,185.48622222222 Class B ordinary shares of a par value of US$0.0005625 each (the “Class B ordinary shares”), (iii) 200,000 Class C ordinary shares of a par value of US$0.0005625 each (the “Class C ordinary shares”), and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the board of directors of the Company (the “Board”) may determine in accordance with Article 9 of the articles of association of the Company (the “Articles”).

AS AN ORDINARY RESOLUTION,

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares, (ii) 87,185.48622222222 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, to US$5,625,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares, (ii) 100,000 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 4,999,700,000 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by the creation of (a) 555,842,741.041778 Class A ordinary shares, (b) 12,814.51377777778 Class B ordinary shares, and (c) 4,110,811,111.111111 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles (the “Share Capital Increase”).

	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)

AS A SPECIAL RESOLUTION,

THAT the currently effective fifth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and substitution in their place of the sixth amended and restated memorandum and articles of association as set out in the Notice of EGM, effective immediately following the Share Consolidation and the Share Capital Increase.

Dated , 2024		Signature(s)(Note 4)

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Notes:

1       Please insert the number of the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s). You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

2    If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3     IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN,” OR INDICATE YOUR VOTING PREFERENCE BY INSERTING THE NUMBER OF SHARES TO BE VOTED FOR OR AGAINST OR TO ABSTAIN, THE BOXES ABOVE IN RESPECT OF EACH RESOLUTION. FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS OR HER VOTES AT HIS OR HER DISCRETION.

4       This proxy form must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, must be executed under the hand of an officer or duly authorized attorney to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

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